(h)(1)(ii)

March 14, 2013

ING Variable Portfolios, Inc.

7337 E. Doubletree Ranch Rd., Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated March 14, 2013, we have agreed to waive the administrative services fee payable to us under the Administration Agreement dated April 1, 2002, as amended and restated on December 31, 2008, and as further amended and restated on March 14, 2013, between ING Variable Portfolios, Inc. and ING Funds Services, LLC (the “Agreement”) with respect to ING Australia Index Portfolio (the “Portfolio”), a series of ING Variable Portfolios, Inc., in the amount of 0.10% per annum. By this letter, we agree to waive that fee for the period from March 14, 2013 through May 1, 2014. This letter replaces the previous letter for the Portfolio, dated February 28, 2011.

ING Funds Services, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of ING Variable Portfolios, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
ING Funds Services, LLC

Agreed and Accepted:

ING Variable Portfolios, Inc.

(on behalf of the Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd., Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744	ING Investments, LLC